Mail Stop 6010

May 4, 2006

Paul S. Giordano
President and Chief Executive Officer
Security Capital Assurance Ltd.
c/o CT Corporation System
111 Eighth Avenue
New York, New York 10011

> **Re:** **Security Capital Assurance Ltd.**
> **Registration Statement on Form S-1**
> **Filed April 7, 2006**
> **File No. 333-133066**

Dear Mr. Giordano:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

General

1. Please provide us proofs of all graphic, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding these materials.

2. Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

3. Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean your range may not exceed $2 if you price below $20 and 10% if you price above $20.

Cover page

4. Please revise the statement that you intend to list the common shares on the New York Stock Exchange. You may state that you have applied for listing, if accurate. Otherwise, you may state that you intend to apply for listing on the New York Stock Exchange.

Prospectus Summary, page 1

5. Please revise your summary to present a more balanced view of your business. For example:

    - Balance the discussion of your strengths and strategy by presenting an equally prominent discussion of your weaknesses and obstacles you must overcome in order to implement your strategy.
    - Balance the presentation of your total premiums by also presenting net premiums, and expenses and net income.

6. Please provide a brief description of the Moody's, S&P and Fitch ratings the first time they are presented. You should state that each rating is the best of ___ ratings. Additionally, state here that the ratings are designed to reflect your ability to meet obligations to policy and contract holders and are not evaluations directed to the protection of investors in common shares.

7. Please explain what "in-force book of business" and "combined net par" are.

Summary Combined Financial Information, page 6

8.   Your filing includes disclosure of a non-GAAP financial measure, Adjusted Gross Premiums, which equals the sum of: (i) upfront premiums written in such period, (ii) current installment premiums due on business written in such period and (iii) expected future installment premiums discounted at 7% on business written during such period. As this measure appears to include premiums that have yet to be written, the description does not appear to accurately describe the measure as computed. In addition, it does not appear appropriate to combine premiums that you expect to be written with premiums that have already been written. Please remove the disclosure of this non-GAAP financial measure from your filing or explain how the disclosure of this non-GAAP measure complies with Item 10 (e) of Regulation S-K.

Risk Factors, page 8

9. It is not appropriate to refer to additional risks that are not described in the risk factor discussion. Please delete the following sentences in the introductory paragraph: "The risks and uncertainties described below are not the only ones we or our investors may face. However, these are the risks our management currently believes are material. Additional risks not presently known to us or that we currently deem immaterial may also adversely impact our business or results of operations and/or the value of our common shares."

A downgrade of our financial strength or financial enhancement rating . . . , page 8

10. If your company or one of your reinsurers is currently being considered for a financial strength rating downgrade, please disclose that fact in this risk factor or in "A downgrade of the financial strength or financial enhancement ratings of any of our reinsurers . . ." on page 9, as applicable.

The size of our capital base may adversely affect our ability to grow . . . , page 10

11. Please define "capital base." Also, state the size of your capital base and that of your principal competitors.

Some of our direct financial guaranty products may be riskier . . . , page 10

12. Please quantify what portion of your revenues and in-force book of business consists of credit derivatives.

Our ability to implement, for the fiscal year ended December 31, 2007 . . . , page 11

13. As currently worded, this risk factor could apply to any public company. If you keep it in your document, please revise it so it is specific to your situation. For example, are you aware of any reasons why you believe you may not be able to complete the procedures, certification and attestation requirements?

Our net income may be volatile because a significant . . . , page 14

14. Please quantify the effect your derivatives have had on net income for the past two completed fiscal years.

Legislative and regulatory changes and interpretations could harm our business, page 15

15. Please state whether any laws are currently being contemplated that would materially affect your business. Also, provide similar disclosure in "Changes in U.S. tax law might adversely affect an investment in our shares" on page 21.

Our historical combined financial information . . . , page 15

16. Please identify which categories of expenses were previously allocated. Also, state whether the difference between the allocated expenses and your estimate as to what the expenses would have been if the company had been a stand-alone entity is material.

17. We note from the third bullet point that some reinsurance arrangements previously provided by XL Capital "will be cancelled or restructured." Please quantify your total exposure that you will be re-assuming. To the extent you can estimate the impact on your cost of capital and cost of reinsurance, tehn include this information.

18. Please quantify the revenues associated with all agreements that have change-of-control provisions, as discussed in the fifth bullet point. Also, since XL Capital will own 65% of your common stock after this offering, disclose whether any of the change-of-control provisions will be triggered. Finally, disclose whether there are currently any future transactions being contemplated in which XL Capital would end up with less than a controlling interest.

Our financial strength or financial enhancement ratings may be . . . , page 17

19. If XL Capital is currently being considered for a financial strength rating downgrade, please disclose that fact in this risk factor.

Conflicts may arise between us and XL Capital that could be resolved in a manner unfavorable to us or investors in our securities, page 18

20. Your directors owe a fiduciary duty to you and your shareholders. Please tell us why you believe it is appropriate to include a provision waiving shareholders rights to raise claims alleging conflicts of interest.

21. Do you have policies or procedures in place to address or minimize these potential conflicts of interest?

U.S. tax-exempt entities may recognize unrelated business taxable income, page 21

22. Please revise to describe the potential tax consequences of applying CFC and RPII rules. It is not sufficient to provide a cross reference to other sections of the registration statement.

Because we are a holding company…, page 22

23. To the extent that any of your subsidiaries are restricted from paying dividends, lending or advancing funds to you by current contracts, disclose this information and describe the restriction(s).

24. Under the test governing the amount if dividends XLCA can pay you in any given year under New York law, disclose how much they can pay you given their current financial condition. Similarly, disclose the amount of dividents XLFA could pay you and maintain their compliance with Bermuda law.

There are provisions in our Bye-laws that may restrict your ability . . . , page 24

25. We note your statement on page 26 that your common shares will be freely transferable as long as your shares are listed on the New York Stock Exchange. If accurate, please revise this risk factor to clarify that it only applies if your shares cease to be listed on the New York Stock Exchange. Additionally, revise to disclose the effects these provisions will have on liquidity.

Provisions in our Bye-laws could impede an attempt to replace . . . , page 25

26. Please add to the risk factor and its heading that the provisions discussed could also impede a shareholder's attempt to change the direction of the company.

Formation Transactions, page 29

27. Please file as exhibits the agreements discussed in this section.

Use of Proceeds, page 30

28. Please describe which "general corporate purposes" you plan to use the proceeds from this offering for. State an approximate dollar amount for each.

Dividend Policy, page 31

29. Please disclose the amount your subsidiaries currently have available to pay dividends to you.

Capitalization, page 32

30.   Please disclose the impact of your planned formation transactions on the presentation in the pro forma capitalization table.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 37

31.   This disclosure could be improved to provide investors with a fuller understanding of the uncertainties in applying critical accounting estimates and the likelihood that materially different amounts would be reported under different conditions or using different assumptions. Include quantification of the related variability in operating results that you expect to be reasonably likely to occur. For all critical accounting estimates, including specific disclosures that are discussed in the comments below, please disclose the uncertainties in applying these accounting policies, the historical accuracy of these accounting estimates, a quantification of their sensitivity to changes in key assumptions and the expected likelihood of material changes in the future.

Reserves for Losses and Loss Adjustment Expenses, page 37

32.   We believe that disclosure of your reserve methodology and related key assumptions could be improved. Please disclose the following information for each of your lines of business.

- It appears that your unallocated loss reserve represents the estimated ultimate liability less cumulative paid claims and outstanding case reserves. Clarify your methodology, integrating how you calculate case basis reserves and unallocated loss reserves with your calculation of ultimate losses.
- For case basis reserves and unallocated loss reserves, specify whether you calculate a range around your loss reserve or use point estimates. If the former, disclose the range of loss reserve estimates as determined by your actuaries. Discuss the key assumptions used to arrive at management's best

estimate of loss reserves within that range and what specific factors led management to believe this amount rather than any other amount within the range represented the best estimate of incurred losses.

- If you use point estimates, provide the following disclosures:
    - The various methods considered and the method that was selected to calculate the reserves. If multiple point estimates are generated, include the range of these point estimates. Include a discussion of why the method selected was more appropriate over the other methods.
    - How management determined the most appropriate point estimate and why the other point estimates were not chosen.
    - If the company adjusts the point estimate in establishing recorded reserves, the nature and amount of such adjustments for each period presented.
- Recorded loss reserves generally include a provision for uncertainty, which is intended to capture the uncertainty in measuring all the factors inherent in the loss reserving process. Such a provision for uncertainty may be explicit (i.e. represented by the excess of recorded reserves over actuarial indications) or implicit in the assumption setting process. Please describe and quantify your provision for uncertainty for each period presented.

33. You establish case basis reserves when you determine that a claim is probable and that the amount of loss can be reasonable estimated. Please provide a more specific description of this process, including the types of credit events that have occurred, the key information used in your analysis, actuarial methods and key assumptions. Describe how you determine probability and the types of information you require to estimate the amount of loss. In addition, provide the following information.

- You state that gross case basis reserves of $65.3 million at December 31, 2005 primarily relate to two insured structured finance transactions and that reinsurance reduces your exposure related to these transactions to $13.4 million on a net basis. Expand your description of these two transactions and the related reinsurance to describe the terms of these structured finance transactions, the risks that served as the basis for the $65.3 million reserve and the terms of the reinsurance that allowed you to cede $51.9 million of this exposure. Reconcile your case basis reserve with the "Lost List" net par outstanding of $338.9 million.
- Disclose the discount rate used and the amount of discount for each period presented.

- You state that in establishing case reserves you consider creditworthiness of the underlying issuer. We note that approximately $21.4 billion of net par outstanding was rated BBB or lower at December 31, 2005. Describe the factors that you considered in recording reserves for this category of net par outstanding. Describe the factors that you consider in evaluating when a ratings action warrants a reserve adjustment. Address reserve strengthening in response to a ratings downgrade and reserve releases in response to a ratings upgrade. Summarize reserve adjustments by type of rating agency action for each period presented.
- You state that in establishing case reserves you consider the market value of assets that collateralize the insured obligation. Tell us the amount of collateral for net par outstanding by S&P rating category and for each category of closely monitored credit.
- You state on page F-10 that case basis reserves are reduced by future installment premiums expected to be collected. Explain the method and key assumptions used to determine this estimate and quantify amount recorded for each period presented. Link this discussion to your disclosure of the fair value of installment premiums in Note 15.

34.   In calculating your unallocated loss reserve, you select an initial expected loss ratio and an expected loss emergence pattern. Please provide a more specific description and quantification of this process, including how you evaluate credit risk, utilize third party data (e.g. rating agencies assessment of credit quality) and how you select the initial loss ratio and loss emergence pattern. Discuss as appropriate any alternative models considered, the strengths and weaknesses of each model, the key assumptions implicit in these models and the basis for final model selection. Link your discussion of these models to those used in your pricing process.

35.   Subsequently, you adjust or "realign" the initial expected loss ratio and loss emergence pattern based on your actual loss experience. Please expand your disclosure to describe more specifically the factors, such as macro economic trends or events, that caused your actual loss experience to vary from initial assumptions for each period presented. Quantify the impact of such realignments for each period presented if material.

36. You disclose the sensitivity of your gross unallocated reserves to changes in claim frequency and severity using a 5-10% range that you state is reasonably possible. However, we note that you do not appear to have recorded changes in prior year reserve estimates. Please describe your basis for determining that such a 5-10% range was reasonably possible, citing your own loss experience as well as relevant industry data. Explain the difference between a "reasonably possible" and a "reasonably likely" change. Refer to Interpretative Guidance Releases 33-8350 and 34-48960 issued on December 29, 2003.

37. We note that your liability for losses and loss adjustment expenses net of reinsurance was $78.2 million at December 31, 2005, as compared to net par exposure of $81.9 billion, which is comprised of $80.6 billion of fundamentally sound normal risk and $1.3 billion of closely monitored credits. Please explain in greater detail the basis for your conclusion that your current reserve methodology adequately provides for expected ultimate losses arising from your net par outstanding portfolio. Discuss and quantify default risk by asset and geographic sector within your net par outstanding and the related impact on your reserve estimates. Your response should consider, but not be limited to, the following information.

    - Exposure characteristics considered in your pricing process and monitored by your surveillance department.
    - Exposure limits by sector and asset class.
    - Types of collateral by sector and asset class in your financial guaranty portfolio that you have determined to be appropriate for underwriting purposes.
    - Factors considered in your adjustment of initial loss ratios and realignment of expected loss emergence patterns.
    - Factors considered in monitoring of higher risk sectors in your outstanding par portfolio and recording reserves for the closely monitored credit categories.
    - Industry level default experience by sector and asset class covering periods that include multiple economic cycles.
    - Information provided by third parties, such as loss severity information provided by S&P.

38. You disclose that loss assumptions are updated periodically for emerging experience and any resulting changes are recorded in the period such estimates are changed. Also, you disclose on page 52 that in 2005 the expected risk expiration of your in force book of business was updated, resulting in favorable loss reserve development, and you disclose on page F-30 that you recorded an additional provision for loss related to the insured project financing in 2005 for adverse

development . However, your summary of activity in the liability for losses and loss adjustment expenses, and your schedule in Note 12, shows no impact from changes in prior year reserve estimates. Please explain this apparent inconsistency. Include a discussion and quantification of subsequent changes in initial reserve assumptions (e.g. expected loss ratio and loss emergence pattern) for each period presented.

39.   Since it appears that you may have revised your estimate of loss reserves recorded in prior years. Please include the following disclosures for such revisions for each line of business:

- Identify the years and sector within your outstanding net par to which the change in estimate relates and disclose the amount of the related loss reserve as of the beginning of the year that was re-estimated. Discuss and quantify offsetting changes in estimates that increase and decrease the loss reserve.
- Identify the changes in the key assumptions you made to estimate the reserve since the last reporting date.
- Identify the nature and timing of the change in estimate, explicitly identifying and describing in reasonable specificity the new events that occurred or additional information acquired since the last reporting date that led to the change in estimate.
- Ensure your disclosure clearly explains why recognition occurred in the periods that it did and why recognition was not required in earlier periods.
- Disclose any trends such as, rating agency activity, regional economic changes and any other trends, necessary to understand the change in estimate. Please explain the rationale for a change in estimate that does not correlate with trends.

40.   You disclose that the Company estimates its assumed premium, losses and claim reserves based upon information received from ceding insurance companies ("cedants") and that a lag exists between premiums written and losses incurred and related cedant reporting to you. Please describe how the risks associated with this estimation of premium, losses and loss reserves affect your financial reporting. Quantify the historical and expected impact of variations from these estimates on your financial position and results of operations. Describe the key assumptions used to arrive at your best estimate and what specific factors led you to believe this amount is the most realistic. Also, tell us the following information.

- The time lag from when this information is reported to the cedant to when this information is reported to you and whether, how and to what extent this time lag effects your estimates;

- The amount of any backlog related to the processing of this information, whether the backlog has been reserved for in the financial statements and, if applicable, when the backlog will be resolved;
- What process management performs to determine the accuracy and completeness of the information received from cedants;
- Whether management uses internally generated historical loss information to validate its existing reserves and/or as a means of noticing unusual trends in the information received from cedants; and
- How management resolves disputes with cedants and how often disputes occur.

Premium Revenue Recognition, page 43

41. You disclose that installment premium is earned ratably over the installment period while up front premium is earned in proportion to the expiration of related risk, generally in proportion to the bond issue's amortization schedule. Please tell us whether your methods for recognizing installment and up front premiums are intended to achieve the same result. If this is not the case, please tell us why you recognize revenue differently under these two premium collection methods.

42. We understand that you price on a "deal by deal" basis considering loss severity as estimated by S&P, required capital and a target return on equity for each deal and that you base case basis reserves on expected ultimate losses and unallocated loss reserves on an expected ultimate loss emergence pattern. Please describe the pattern of underwriting results that you expect to emerge under your pricing and reserving models. Explain the major factors causing actual underwriting results to vary from the assumptions implicit in these models for each year presented.

43. Please describe the methods and key assumptions used for income recognition on reinsurance contracts.

Losses and Loss Adjustment Expenses, page 52

44. An objective of MD&A is to provide information about the quality and potential variability of a company's earnings and cash flow to facilitate investors' determination of the likelihood that past performance is indicative of future performance. This disclosure should discuss and quantify the factors underlying the captions in the combined statement of operations and the impact of known trends and uncertainties. Please expand your MD&A to more fully explain and quantify the factors underlying changes in income statement amounts for each period presented. Discuss and quantify the impact of prior year loss development and your reinsurance arrangements on net losses and loss adjustment expenses.

45.   We note that you have commuted certain reinsurance contracts. Please discuss the facts and circumstance regarding the commutation of these reinsurance contracts and explain how you accounted for these transactions. Disclose the amount of gain or loss recorded in connection with these commutations for each period presented.

46.   Your disclosure of three insured structured finance transactions on page 52 appears to be inconsistent with your disclosure in other sections of the filing that you have two insured structured finance transactions. Please revise your disclosures to eliminate all inconsistencies.

Liquidity and Capital Resources, page 54

47.   We note that XLCA and XLFA have undertaken, subject to limited exceptions, not to declare or grant dividends without the prior written consent of S&O, Moody's and Fitch. Please explain the exceptions and the conditions under with the agencies are likely to grant consent. Please discuss these undertakings in "Because we are a holding company and substantially all of our operations are conducted by our subsidiaries …" on page 22

48.   Please provide a more prospective and robust discussion of known trends and uncertainties on your liquidity and the expected mix and cost of your capital resources. In particular, describe the expected cash outflows from operations and sources of capital relating to the $1.3 billion of closely monitored credits at December 31, 2005. Discuss your asset/liability management process and significant variations between the maturity of your investments and expected claim payments. Discuss the impact of selling securities before anticipated or the use of credit facilities to pay for policy liabilities will have on your future liquidity and results of operations.

Off-Balance Sheet Arrangements, page 58

49.   You describe significant business arrangements with XL Capital and it affiliates that will continue after the planned offering. Please expand your disclosure to provide information required by Item 303 of Regulation S-K that is not included in MD&A or the notes to your combined financial statements as follows:

- Discuss the importance of your off-balance sheet arrangements to the Company's future liquidity, capital resources, market–risk and credit-risk support or other benefits.
- Discuss the nature and amounts of obligations or liabilities including contingent obligations or liabilities arising from such arrangements that are or are reasonably likely to become material and the triggering events or circumstances that could cause them to arise.

- Discuss any known event, demand, commitment, trend or uncertainty that will result or is reasonably likely to result in the termination or material reduction in availability of your off-balance sheet arrangements and the course of action that you would propose to take in response to such circumstances.

Quantitative and Qualitative Disclosures About Market Risk, page 58

50. We note from page 81 that some of your policies are denominated in foreign currencies. Please address foreign currency exchange rate risk in this section.

Business

Continue to Grow Share of the Public Finance Market, page 69

51. Please cite a third-party source for your statement that you are "a leading financial guaranty insurance provider to the public finance sector based on par written." Provide us with a photocopy of your source.

Financial Guaranty Portfolio, page 73

52. Please explain the S&P ratings presented on pages 75, 77, 79, 80 and 89.

Management

53. We note from "Board of Directors" on page 101 that you will have nine directors. Your filing currently identifies only two directors, Mr. Esposito and Mr. Giordano. Please include the information required by Item 401 of Regulation S-K regarding the other seven directors when they are identified. Also, if they are not yet directors at the time of effectiveness and if they do not sign the registration statement, please include the consents required by Rule 438 of Regulation C.

Certain Relationships and Related Party Transactions, page 110

54. Please file as exhibits the agreements discussed in this section that will remain at least partially in force after the offering. This would appear to include the Retrocession Agreement, XLI Guaranty of the XLCA/XLFA Reinsurance Agreement, Guaranty of XLCA Obligations by XLI, Guaranty of XLI Obligations by XLFA, XLI Guaranty of the FSA Master Facultative Agreement, all of the agreements underlying the transactions discussed in "Ongoing Relationship" on pages 113-115, all of the agreements discussed in "Ongoing Reinsurance Transactions" on pages 116-117, and "Relationship with Financial Security Assurance Holdings Ltd." on pages 117-119.

55. Please state the consideration involved in each of the following transactions:

- "XLI Guaranty of the XLCA/XLFA Reinsurance Agreement" on page 112;
- "Guaranty of XLCA Obligations to XLI" on page 112;
- "Guaranty of XLI Obligations by XLFA" on page 112;
- "XLI Guaranty of the FSA Master Facultative Agreement" on pages 112-113;
- "Master Services Agreements" on page 115;
- Subleases discussed in "Real Estate" on page 115;
- Service agreement discussed in "Real Estate" on page 115;
- "FAS Master Facultative Agreement" on pages 117-118;
- "Project Finance Layered Loss Treaty" on page 118;
- "Automatic Facultative Reinsurance Facility Agreement" on page 118; and
- "Financial Security Assurance International Ltd. Retrocession Agreement" on page 119.

Relationship with XL Capital and its Affiliates, page 110

56. You describe "formation transactions" that will occur concurrently with the offering, including a transition agreement with XL Capital and master services agreements with XL Global, certain agreements and reinsurance arrangements that will terminate upon consummation of the offering and two reinsurance arrangements with FSA that were effective on January 1, 2006. You also state that once you leave the XL Capital consolidated US tax group effective upon consummation of the offering, you must reevaluate the realization of your deferred tax assets. Please provide pro forma financial information that gives effect to the impact of all such transactions as required by Article 11 of Regulation S-X or explain to us why this information is not required and how your existing disclosure provides investors with sufficient information about the continuing impact of these planned transactions. Also, refer to SAB Topic 1:B.2.

Certain Tax Considerations, page 132

57. Please add to the italicized introductory paragraph a statement that this section includes all material tax information.

58. We note the statement at the end of the second paragraph that the tax discussion does not represent the opinions of counsel. However, these tax consequences are material to investors. Please provide an opinion of counsel regarding the issues addressed in this discussion on pages 132-142. In instances where doubt exists because of a lack of authority or conflicting authority, counsel may use the word "should" to make it clear that the opinion is subject to a degree of uncertainty. In these cases, counsel should explain why it cannot give a "will" opinion, describe

the degree of uncertainty and/or other appropriate disclosure setting forth the risks to investors.

59. We note your statement that Dill & Pearman and Cahill Gordon & Reindel believe that these discussions are a fair and accurate summary of the relevant income tax considerations. They must provide an opinion as to the tax consequences, not the manner in which they are described in the prospectus. Please revise accordingly.

60. Please state you "urge" prospective investors to consult their own tax advisers rather than saying they "should" do so.

61. Please file as an exhibit the assurance from the Minister of Finance mentioned in "Bermuda" on page 132.

Combined Financial Statements, page F-2

Combined Statements of Operations and Comprehensive Income, page F-4

62. Please revise to include earnings per share disclosures as required by SFAS 128 or disclose and explain to us why earnings per share disclosures are not included in the financial statements.

Note 1 – Organization and Business, page F-7

63. Please expand your disclosures to clarify why financial statements of the registrant, Security Capital Assurance Ltd, are omitted from the filing. Please include a statement, if true, that SCA has not commenced operations and has no (or nominal) assets or liabilities.

Note 7 - Related Party Transactions, page F-21

64. You have disclosed a number of related party transactions here and in Note 10 and MD&A, which appear to have materially affected your financial statements. Rule 4-08 (k) of Regulation S-X requires that all amounts arising from related party transactions be presented in separate captions on the face of your financial statements. Please revise your combined financial statements to include this information.

Note 12 – Liability for Losses and Loss Adjustment Expenses, page F-29

65. Please explain the relationship between your case basis reserves and unallocated reserves and clarify why there were no transfers of unallocated reserves to case basis reserves for each of the three years ended December 31, 2005.

66.   Please revise your disclosures to provide a schedule of activity in the liability
        account for three years as required by paragraph 11 of SOP 94-5.

Note 13 – Income Taxes, page F-32

67.   Please expand your disclosures to clarify why the weighted average expected tax
        provision calculation results in an expected tax benefit or minimal taxes for each
        year presented. Disclose the components of income (loss) before income tax
        expense (benefit) as either domestic or foreign as required by Rule 4-08(h) (1) of
        Regulation S-X. Expand your MD&A results of operations disclosure to discuss
        the material changes in income taxes (benefit) each year.

Item 16. Exhibits and Financial Statement Schedules, page II-3

    68. We note most of your exhibits are not yet filed. Please be aware that when you
        file them, we will need time to review them, and we may have comments on
        them. All comments will need to be resolved prior to effectiveness.

                                    *   *   *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the
    filing effective, it does not foreclose the Commission from taking any action with
    respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Frank Wyman at (202) 551-3660 or Joseph Roesler at (202) 551-3628 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Michael A. Becker, Esq.
        Cahill Gordon & Reindel LLP
        80 Pine Street
        New York, New York 10005

Paul S. Giordano
Security Capital Assurance Ltd.
May 4, 2006
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